Filed by Metal Management, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Metal Management, Inc.
(Commission File No. 001-33044)

GOLDMAN SACHS GLOBAL STEEL CEO FORUM 2007 December 2007

Presentation Agenda
Metal Management Overview
High-Level Backdrop
National Presence
The Metal Management Culture
Position of Strength
Strength of Position
Commitment to Shareholders
Financial Strength
Results for FY2007 ended 3/31/07
Strong Sales Trends
Outbound Shipments
Statement of Operations (TTM)
Reconciliation of EBITDA to GAAP
Capital Structure
Transaction Overview
Strategic Rationale Overview
Extraordinary Global Reach
Roadmap to Completion

Presentation Agenda Company overview Financial performance highlights and trends Pending merger with Sims Group Limited 3

Metal Management, Inc. Overview Dan Dienst Chairman and Chief Executive Officer

Metal Management Overview 53 operating facilities in 17 states 2,000 employees Fiscal year 2007 sales of $2.2 billion on approximately 5.5 million tons of recycled scrap One of the world's largest scrap metal recyclers Sims Metal Management will be the largest scrap metal recycler in the world upon the closing of the merger with Sims A leader in an industry ripe for consolidation An NYSE-listed, Fortune 1,000 Company 7

High-Level Backdrop Infrastructure investment opportunities abound in Fiscal 2008 and leading through technology Strong balance sheet and capitalization Strong ROI and favorable industry dynamics Poised for growth - organic and external 9

National Presence Hartford Newark (4) Cleveland Chicago (14) Houston Mississippi (11) Birmingham Salt Lake City Denver Phoenix Nashville Colorado Springs Tucson Memphis Bowling Green Toledo Pittsburgh (2) North Haven (2) Port Albany 11 Detroit

The Metal Management Culture Commitment to employees Lean management structure Open communication Decentralized organization to encourage entrepreneurial spirit Incentive compensation drives equity returns "Bring it on attitude" "One-face to the market" 13

Position of Strength National footprint Market leadership - national & regional Strong and diverse consumer network Diversified product mix National and international distribution channels Advanced infrastructure and technology Low cost producer Integrity - commercial & environment Financial flexibility 15

Strength of Position Favorable industry dynamics - higher highs, higher lows? Proven record of financial performance 24 consecutive quarters of pre-tax income Four consecutive years with annual revenues exceeding $1 billion Fiscal 2006 and Fiscal 2007 revenues of $1.6 billion and $2.2 billion, respectively Scrap shipments have grown to approximately 5.5 million tons in Fiscal 2007, 12% unit growth since Fiscal 2006 High returns on invested capital 17

Commitment to Shareholders Board and management focused on shareholder returns High ROI investments in FY06 and FY07 ROE for FY07 was 27.4% Paid a 7.5 cent quarterly dividend for over two years running; current dividend yield is approximately 0.7% 2.7 million share repurchase announced on 9/8/06; Through 3/31/07, invested $49.9 million to repurchase 1.5 million shares 19

Financial Performance Highlights & Trends Rob Larry Chief Financial Officer

Committed to maintaining a strong balance sheet while investing in organic and external growth Financial Strength $300 million credit facility available to fund growth/expansion Debt to Total Capital at 9/30/07 is 5.9% Simple capital structure Single credit facility; single class of stock No off-balance sheet financing arrangements (other than operating leases) Superior financial flexibility 23

Results for FY2007 ended 3/31/07 Sales of $2.2 billion Nonferrous yard shipments of approximately 514 million pounds Ferrous yard shipments of approximately 4.8 million GT's Operating income, excluding non-recurring charges, of more than $157 million (7.1% of sales) EPS (diluted) for FY07 was $4.43 EPS (diluted) in FY06 was $2.35 and FY05 was $3.74 Over five consecutive years of profitability 25

Strong Sales Trends FY03 FY04 FY05 FY06 FY07 TTM 9/07 $'s in 000's 770.009 1083.414 1701.958 1589 2229.012 2517.601 27

Outbound Shipments FY03 FY04 FY05 FY06 FY07 TTM 9/07 $'s in 000's 4793 4899 5111 4930 5534 6112 29

Statement of Operations (TTM) 31 ($'s in millions, except EPS) TTM as of 9/30/07 % of Sales Net Sales $ 2,518 100.0% EBITDA* 174 6.9% EBIT 132 5.2% Pre-Tax 133 5.3% Net Income $ 83 3.3% EPS (diluted) $ 3.24 Total Tons (000's) 6,112

Reconciliation of EBITDA to GAAP EBITDA is defined by the Company to be earnings before interest, taxes, depreciation, amortization, severance and other charges, merger expenses, gain (loss) on sale of fixed assets, income from joint ventures, other income and stock-based compensation expense. EBITDA is presented because management believes it provides additional information with respect to the performance of its fundamental business activities. Management also believes that debt holders and investors commonly use EBITDA to analyze Company performance and to compare that performance to the performance of other companies that may have different capital structures. EBITDA is a measure typically used by many investors, but is not a measure of earnings as defined under Generally Accepted Accounting Principles, and may be defined differently by others. TTM As of 9/30/07 Net Income $ 82,944 Add Back Depreciation and amortization 31,533 Tax provision 49,857 Stock-based compensation expense 7,727 Income from joint venture interest (2,333) Interest expense 3,722 Interest and other income, net (2,155) Severance and other charges (income) 1,115 Merger expenses 2,588 Loss (gain) on sale of fixed assets (1,188) EBITDA (AS DEFINED) $ 173,810 33

Capital Structure 35

Pending Merger with Sims Group Limited Dan Dienst Chairman and Chief Executive Officer

Transaction Overview: Merger of Metal Management and Sims NYSE listing of SMM ADRs SMM ordinary shares will continue to be listed on ASX Listing: Metal Management shareholders to receive 2.05 Sims shares in the form of American Depository Receipts (ADR) for each Metal Management share Implied premium of 18.2% to Metal Management's closing share price of $48.86 on 9/21/2007 Metal Management shareholders will own approximately 30% and Sims shareholders will own approximately 70% of SMM Exchange Ratio: Metal Management and Sims Group Limited (ASX: SGM) to combine in stock-for-stock merger. Structure preserves strong capitalization. Structure: Dan Dienst - CEO of SMM Rob Larry - CFO of SMM Jeremy Sutcliffe - Executive Director of SMM Ross Cunningham - Executive Director of SMM Management Team: Executive - New York Operations - Chicago Headquarters: 39

Strategic Rationale Overview Creation of Shareholder Value 18.2% premium to Metal Management share price Substantial synergies Tremendous financial strength of combined company Enhanced dividend policy Combination Creates World's Leading Global Recycler Operations on 4 continents with over 200 locations Expands reach to European, Australian and Asian markets with over 100 facilities in those areas Positioned to serve global ferrous and non-ferrous consumers Global platform for future growth with strong capitalization 41

Strategic Rationale Overview (Cont'd) Significantly Expands Existing North American Operations Clear leader in the US metal recycling business Will have operations across 19 states in the US, including strong positions on the East and West Coasts, the Midwest and along the river system Metal Management's domestic presence complements Sims' export-focused North American business Product Diversification Diversifies into E-Recycling Solutions and other industrial segments Potential to capitalize on Sim's strong global trading operations based on visibility of new global footprint Expands presence in non-ferrous metals Strong Management Combined management team created to maximize synergy and merger benefits Best of breed managers to be retained both at corporate and regional levels 43

Extraordinary Global Reach Canada 6 operations United States 86 operations Australia 52 operations New Zealand 10 operations Asia 5 representative offices EU 40 operations 45

Roadmap to Completion Early termination of HSR waiting period, 10/30/07 SEC registration Metal Management shareholder approval ADR listing approval by NYSE 47 On track to close in the first quarter of calendar year 2008

Creation of Sims Metal Management combines two leaders to form a true global powerhouse in recycling without peer

All of the statements in this presentation, other than historical facts, are forward Looking statements made in reliance upon the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risks and uncertainties and are subject to change at any time. These statements reflect our current expectations regarding the future profitability of the Company and its subsidiaries. As discussed in our annual report on Form 10-K for the fiscal year ended March 31, 2007, and in other periodic filings filed by the Company with the U.S. Securities and Exchange Commission, some of the factors that could affect our performance include, among other things: cyclicality and competitiveness of the metals recycling industry, commodity price fluctuations, adequate source of supply, debt covenants that restrict our ability to engage in certain transactions, compliance with environmental, health, safety and other regulatory requirements applicable to the Company, potential environmental liability, risk of deterioration of relations with labor unions, dependence on key management, dependence on suppliers of scrap metal, concentration of customer risk and exposure to credit risk, impact of export and other market conditions on the business, availability of scrap alternatives, under funded defined benefit pension plans and risks associated with our pending merger with Sims. Forward-looking statements speak only as of the date they were made, and Metal Management undertakes no obligation to update or revise any forward-looking statements in light of new information or future events. You should not place undue reliance on any forward-looking statements, which speak only as of the date of this presentation. 51

Providing Leadership in Recycling & Raw Material Management for the 21st Century

Additional Information and Where to Find It
In connection with the proposed transaction referred to in this presentation, a registration statement on Form F-4 has been filed with the SEC. METAL MANAGEMENT SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES EFFECTIVE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to shareholders of Metal Management. Investors and security holders will be able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov or from Metal Management Investor Relations at 312-644-8205 or www.mtlm.com.
Participants in Solicitation
Metal Management and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Metal Management’s participants is set forth in the proxy statement dated July 30, 2007 for Metal Management’s 2007 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants in Metal Management in the solicitation of proxies in respect of the merger is included in the registration statement and proxy statement/prospectus filed with the SEC.